1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 24, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

UPDATE ON AN ARBITRATION INVOLVING

A WHOLLY-OWNED SUBSIDIARY OF

YANZHOU COAL MINING COMPANY LIMITED

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Basis information of the arbitration

Reference is made to the arbitration on a contract dispute between Yanzhou Coal Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”), a wholly owned subsidiary of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”), and Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”) and as disclosed in the Company’s 2013 annual report and the subsequent periodic reports (the “Arbitration”).

Basic information of the Arbitration is restated as follows:

In February 2005, Shanxi Neng Hua entered into an asset swap contract with Shanxi Jinhui and Shanxi Tianhao Chemicals Company Limited (“Tianhao Chemicals”), a controlled subsidiary of Shanxi Neng Hua, entered into a material supply contract with Shanxi Jinhui, pursuant to which, Shanxi Jinhui shall compensate Tianhao Chemicals for its actual losses if Shanxi Jinhui fails to provide the land for lease, gas, middlings, water, electricity supply and rail transportation for the establishment and production of Tianhao Chemicals. In addition, Shanxi Jinhui shall purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua to compensate the losses at a price not less than the total investment in Tianhao Chemicals plus the interest thereof calculated with an interest rate on bank loans over the same period, if Tianhao Chemicals is unable to continue to operate due to Shanxi Jinhui’s default.

Shanxi Jinhui failed to fulfill the “contractual obligations to provide gas, middlings and land supply, etc.” in accordance with the aforementioned contracts and unilaterally suspended the gas supply, Tianhao Chemicals was unable to continue to operate and subsequently ceased production in April 2012. In September 2013, Shanxi Neng Hua submitted the case to Beijing Arbitration Commission, requesting Shanxi Jinhui to purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua and pay a total of RMB798.8 million for the equity transfer in accordance with the contracts.

2. Update of the case

Beijing Arbitration Commission accepted the Arbitration after performing the necessary procedures, however no arbitration award has been determined. Based on the progress of the case, in order to fully protect the interests of the Company, Shanxi Neng Hua applied to Beijing Arbitration Commission for withdrawal of the request for arbitration. Recently, Shanxi Neng Hua received Beijing Arbitration Commission’s reply granting withdrawal of the Arbitration.

Shanxi Neng Hua is further studying the plan of dispute resolution. The Company will make timely disclosure on the update of the Arbitration in accordance with the regulatory requirements as and when appropriate.

3. Impact of the Arbitration on the profits of the Company

The Company is unable to estimate the impact of the Arbitration on the profit of the Company for the time being.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

24 August 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC